SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: May 2007

Given Imaging Ltd.
(Exact name of registrant as specified in charter)

Hermon Building, New Industrial Park, Yoqneam 20692, Israel
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X       Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No   X

EXPLANATORY NOTE

     On May 8, 2007, Given Imaging Ltd. held a conference call entitled “Given Imaging First Quarter 2007 Earnings Results Conference Call.” A copy of the transcript from this conference call is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIVEN IMAGING LTD.

Date: May 14, 2007	By:	/s/ Ido Warshavski
		Name:	Ido Warshavski
		Title:	General Counsel & Corporate
Secretary

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Transcript of conference call held on May 8, 2007, entitled “Given Imaging First Quarter 2007 Earnings Results Conference Call.”